EXHIBIT 99.1

Hydro chairperson Egil Myklebust to step down in 2004

Norsk Hydro's chairperson, Egil Myklebust, has informed the company's electoral committee that he does not wish to stand for re-election when the current electoral period expires in spring 2004.

Myklebust points out that he has been a member of Hydro's board for twelve years, the last three of them as chairman, and that he therefore considers the time right for a change. According to Myklebust, his decision is also timely given the fact that Hydro has largely realized the main elements of the strategy drawn up during 1999 and a wide-ranging modernization of the company's model of governance has now been implemented.

Contacts:

Contact   Tor Steinum
Telephone (+47) 22 53 27 31
Cellular  (+47) 95 08 39 33
E-mail    Tor.Steinum@hydro.com

Norsk Hydro ASA
Bygdoy alle 2
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com